SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: February 7, 2019

Quarterly Securities Report

For the three months ended December 31, 2018

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On February 7, 2019, Sony Corporation (the “Company” or “Sony Corporation,” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2018 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Fiscal year ended March 31, 2018

Sales and operating revenue	6,592,961	6,538,189	8,543,982

Operating income	712,676	811,505	734,860

Income before income taxes	690,578	899,014	699,049

Net income attributable to Sony Corporation’s stockholders	507,620	828,410	490,794

Comprehensive income	600,028	881,798	553,220

Total equity	3,714,947	4,447,128	3,647,157

Total assets	19,420,676	20,922,140	19,065,538

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	401.76	653.09	388.32

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	393.05	638.89	379.75

Ratio of stockholders’ equity to total assets (%)	15.7	18.1	15.6

Net cash provided by operating activities	659,357	901,364	1,253,971

Net cash used in investing activities	(567,280)	(1,035,001)	(823,068)

Net cash provided by (used in) financing activities	265,188	(24,174)	246,456

Cash and cash equivalents at end of the period	1,328,925	1,480,816	1,586,329

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2017	Three months ended December 31, 2018

Sales and operating revenue	2,672,317	2,401,805

Net income attributable to Sony Corporation’s stockholders	295,897	428,962

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	234.08	337.97

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	228.91	330.77

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.

Certain revisions have been made for the nine months ended December 31, 2017 and the fiscal year ended March 31, 2018 to conform to the presentation for the nine months ended December 31, 2018 due to the adoption of Accounting Standards Update 2016-18 from the fiscal year beginning April 1, 2018. Please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 1. Summary of significant accounting policies – (1) Recently adopted accounting pronouncements”.

4.	Consumption taxes are not included in sales and operating revenue.
5.	Total equity is presented based on U.S. GAAP.
6.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
7.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2018.

As of December 31, 2018, the Company had 1,585 subsidiaries and 142 affiliated companies, of which 1,554 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 130 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2018. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

Sony’s strategic initiatives, including acquisitions, joint ventures, investments, capital expenditures and restructurings, may not be successful in achieving their strategic objectives.

Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, on November 14, 2018, Sony acquired the entirety of the remaining approximately 60% equity interest in DH Publishing, L.P. (“EMI”) not already held by Sony, making EMI a wholly-owned subsidiary of Sony.

When making acquisitions, Sony’s financial results may be adversely affected by the significant cost of the acquisition and/or integration expenses, failure to achieve synergies, failure to generate expected revenue and cost improvements, loss of key personnel and assumption of liabilities.

When establishing joint ventures and strategic partnerships, Sony’s financial and operating results may be adversely affected by strategic or cultural differences with partners, conflicts of interest, failure to achieve synergies, additional funding or debt guarantees required to maintain the joint venture or partnership, requirements to buy out a joint venture partner, sell its shares or dissolve a partnership, insufficient management control including control over cash flow, loss of proprietary technology and know-how, impairment losses and reputational harm from the actions or activities of a joint venture that uses the Sony brand.

Sony invests heavily in production facilities and equipment in its electronics businesses, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand or changes in the financial condition or business decisions of Sony’s major customers. Sony invested 45.0 billion yen and 106.6 billion yen of capital in the fiscal years ended March 31, 2017 and 2018, respectively, mainly for the purpose of increasing image sensor production capacity.

Further, Sony is implementing restructuring and transformation initiatives to enhance profitability, business autonomy and shareholder value and to clearly position each business within the overall business portfolio. For example, Sony transferred its battery business to Murata Manufacturing Co., Ltd. Group in the fiscal year ended March 31, 2018. The expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. Sony incurred restructuring charges in the amount of 38.3 billion yen, 60.2 billion yen and 22.4 billion yen in the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Nine months ended December 31
	2017	2018
Sales and operating revenue	¥6,593.0	¥6,538.2
Operating income	712.7	811.5
Income before income taxes	690.6	899.0
Net income attributable to Sony Corporation’s stockholders	507.6	828.4

Sales for the nine months ended December 31, 2018 (“the current nine months”) decreased 54.8 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 6 trillion 538.2 billion yen, essentially flat year-on-year. This was primarily due to significant decreases in sales in the Mobile Communications (“MC”) and Financial Services segments, partially offset by a significant increase in sales in the Game & Network Services (“G&NS”) segment.

Operating income in the current nine months increased 98.8 billion yen year-on-year to 811.5 billion yen. This increase was primarily due to significant increases in operating income in the Music and G&NS segments.

Operating income for the current nine months included the following:

•	Impairment charge against long-lived assets: 17.4 billion yen (MC segment)*
•

Remeasurement gain (116.9 billion yen**) and deterioration of equity in net loss (11.6 billion yen) resulting from Sony’s acquisition of the remaining approximately 60% equity interest in EMI as described below (Music segment)

* In light of smartphone sales results in the second quarter ended September 30, 2018, as well as the expectation of continued difficulty in the business environment in the second half of the fiscal year ending March 31, 2019 and beyond, Sony has conducted reviews of the future profitability forecast for the MC segment, which resulted in downward revisions in that forecast. The outcome of these downward revisions were decreases in expected future cash flows, which resulted in the recording of impairment charges against long-lived assets in the smartphone business within the MC segment. These impairment charges were recorded as an operating loss of 16.2 billion yen in the second quarter ended September 30, 2018, and 1.2 billion yen in the third quarter ended December 31, 2018. When it established the new profitability forecast for the smartphone business in October, Sony revised its profitability improvement plan and adopted a new goal of reducing operating costs in the fiscal year ending March 31, 2021 compared with the fiscal year ended March 31, 2018 by 50% compared with its previous goal of 30%.

** For details, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Acquisition of EMI Music Publishing.”

Operating income for the same period of the previous fiscal year included the following:

•	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 28.3 billion yen (Semiconductors segment)
•	Insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto Earthquakes”): 6.7 billion yen (Semiconductors segment) and 2.6 billion yen (IP&S segment)
•	A gain resulting from the sale of manufacturing equipment: 6.7 billion yen (Semiconductors segment)

During the current nine months, restructuring charges, net, increased 4.7 billion yen year-on-year to 11.9 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income (loss) of affiliated companies in the current nine months, recorded within operating income, was a loss of 4.7 billion yen, compared to income of 7.4 billion yen in the same period of the previous fiscal year. This deterioration primarily resulted from the deterioration of 11.6 billion yen, mainly due to expenses relating to warrants and management equity plans in connection with Sony’s acquisition of the remaining approximately 60% equity interest in EMI.

The net effect of other income and expenses was income of 87.5 billion yen, compared to an expense of 22.1 billion yen in the same period of the previous fiscal year. This was mainly due to a 92.5 billion yen gain on equity securities, net, recorded in the current nine months as a result of Spotify Technology S.A.’s (“Spotify”) public listing.

Income before income taxes increased 208.4 billion yen year-on-year to 899.0 billion yen.

During the current nine months, Sony recorded 33.8 billion yen of income tax expense, resulting in an effective tax rate of 3.8%, which was lower than the effective tax rate of 20.1% in the same period of the previous fiscal year. This lower effective tax rate was mainly due to not recording income tax expense on the remeasurement gain for the equity interest in EMI, as well as the reversal of valuation allowances against a significant portion of the deferred tax assets in the U.S. consolidated tax group, resulting in a tax benefit of 154.2 billion yen being recorded in the quarter ended December 31, 2018.

Net income attributable to Sony Corporation’s stockholders increased 320.8 billion yen year-on-year to 828.4 billion yen.

Operating performance by business segment for the current nine months is as follows:

Game & Network Services (G&NS)

Sales increased 313.5 billion yen year-on-year to 1 trillion 812.8 billion yen, primarily due to an increase in game software sales. Operating income increased 89.3 billion yen year-on-year to 247.2 billion yen, primarily due to the impact of the above-mentioned increase in sales.

Music

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. Financial results of EMI included in the Music segment include Sony’s equity earnings (loss) in EMI from April 1 through November 13, 2018 and sales and operating income (loss) of EMI from November 14, 2018 through December 31, 2018, as well as a non-cash gain recorded as a result of the remeasurement to fair value of the approximately 40% equity interest in EMI that Sony owned prior to the acquisition.

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing (“Sony/ATV”) and the above-mentioned EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

Sales were 594.7 billion yen, essentially flat year-on-year. This was primarily due to higher sales for Music Publishing resulting from the consolidation of the results of EMI from November 14, 2018 onward, as well as higher streaming revenues, substantially offset by lower Recorded Music sales due to the impact of the new accounting standard regarding revenue from contracts with customers. Operating income increased 113.8 billion yen year-on-year to 210.7 billion yen, primarily due to the above-mentioned recording of a 116.9 billion yen remeasurement gain resulting from the consolidation of EMI and an 11.6 billion yen deterioration of equity in net loss resulting from Sony’s acquisition of the remaining approximately 60% equity interest in EMI.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 17.4 billion yen, a 2% decrease year-on-year (an approximate 2% decrease on a U.S. dollar basis), to 692.7 billion yen. The decrease in sales on a U.S. dollar basis was due to lower sales for Television Productions and Media Networks, partially offset by higher sales for Motion Pictures. The decrease in sales for Television Productions was primarily due to lower licensing revenues for U.S. television series, partially offset by higher sales due to the impact of the new accounting standard regarding revenue from contracts with customers. The decrease in sales for Media Networks was primarily due to lower advertising revenues as compared to the same period of the previous fiscal year, which included revenues for the Indian Premier League cricket competition. The increase in sales for Motion Pictures was primarily due to higher television licensing revenues for catalog titles which was due in part to the impact of the above-mentioned new accounting standard.

Operating income increased 18.8 billion yen year-on-year to 27.5 billion yen. This significant increase in operating income was primarily due to an improvement in the profitability of Motion Pictures which benefited in the current nine months primarily from home entertainment and television licensing sales of higher margin titles including Jumanji: Welcome to the Jungle and Peter Rabbit, as well as the 9.4 billion yen impact of the new accounting standard regarding revenue from contracts with customers, for both Motion Pictures and Television Productions. This increase was partially offset by the impact of 12.4 billion yen in programming write-offs and severance expenses related to a review of the channel portfolio within Media Networks undertaken to streamline the business, as well as the impact of lower sales for Media Networks and Television Productions.

Home Entertainment & Sound (HE&S)

Sales decreased 51.8 billion yen year-on-year to 935.8 billion yen due to a decrease in television unit sales resulting from a strategic decision not to pursue scale in order to focus on profitability, as well as the impact of foreign exchange rates. This decrease was partially offset by an increase in Audio and Video sales resulting from strong sales of headphones. Operating income decreased 3.9 billion yen year-on-year to 89.3 billion yen due to the negative impact of foreign exchange rates as well as the impact of the above-mentioned decrease in sales, partially offset by an improvement in the product mix of televisions reflecting a shift to high value-added models.

Imaging Products & Solutions (IP&S)

Sales increased 22.6 billion yen year-on-year to 516.1 billion yen, mainly due to an improvement in the product mix reflecting a shift to high value-added models, partially offset by a decrease in unit sales. Operating income increased 14.1 billion yen year-on-year to 82.1 billion yen, primarily due to the above-mentioned improvement in product mix as well as reductions in operating costs, partially offset by the decrease in unit sales.

Mobile Communications (MC)

Sales decreased 183.2 billion yen year-on-year to 387.5 billion yen, due to a significant decrease in smartphone unit sales mainly in Europe, Japan and Latin America. An operating loss of 56.1 billion yen was recorded, compared to operating income of 17.0 billion yen recorded in the same period of the previous fiscal year, due to the impact of the decrease in sales as well as the above-mentioned impairment charge against long-lived assets of 17.4 billion yen, partially offset by reductions in operating costs.

Semiconductors

Sales were 687.0 billion yen, essentially flat year-on-year, primarily due to an increase in sales of image sensors for mobile products, substantially offset by a significant decrease in sales in the camera modules business. Operating income decreased 41.8 billion yen year-on-year to 123.6 billion yen, primarily due to the absence in the current nine months of the above-mentioned 28.3 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, a 6.7 billion yen gain resulting from the sale of manufacturing equipment and 6.7 billion yen in insurance recoveries related to the Kumamoto Earthquakes, each recorded in the same period of the previous fiscal year, as well as an increase in depreciation and amortization expenses and in research and development expenses. These negative factors were partially offset by the impact of the above-mentioned increase in sales of image sensors for mobile products.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”). The results of SFH and its consolidated subsidiaries discussed in the Financial Services segment differ from the results that these companies disclose separately on a Japanese statutory basis.

Financial Services revenue decreased 103.4 billion yen year-on-year to 852.2 billion yen, mainly due to a decrease in revenue at Sony Life. Revenue at Sony Life decreased 106.3 billion yen year-on-year to 749.4 billion yen, mainly due to a deterioration in investment performance in the separate accounts, partially offset by higher insurance premium revenue reflecting an increase in the policy amount in force. The deterioration in investment performance was mainly due to a decline in the stock market during the current nine months, as compared with a rise in the same period of the previous fiscal year. Operating income decreased 21.5 billion yen year-on-year to 117.6 billion yen, primarily due to a decrease in operating income at Sony Life and Sony Bank. Operating income at Sony Life decreased 17.5 billion yen year-on-year to 106.5 billion yen, mainly due to the absence in the current nine months of a gain on the sale of real estate held for investment purposes in the general account, recorded in the same period of the previous fiscal year. The decrease in operating income at Sony Bank was primarily due to the recording of a loss on the valuation of securities investments.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “Sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information.”

*    *    *    *    *

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 19, 2018. Although foreign exchange rates have fluctuated during the nine-month period ended December 31, 2018, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

During the current nine months, the average rates of the yen were 111.2 yen against the U.S. dollar and 129.5 yen against the euro, which were 0.5 yen higher and 1.0 yen lower year-on-year, respectively.

For the current nine months, sales were 6 trillion 538.2 billion yen, essentially flat year-on-year, while on a constant currency basis sales were also essentially flat year-on-year.

Consolidated operating income increased 98.8 billion yen year-on-year to 811.5 billion yen for the current nine months. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, HE&S, IP&S, MC and Semiconductors segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the relevant five segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Nine months ended December 31
		2017	2018
G&NS	Sales	1,499.2	1,812.8	-3.3
	Operating income	157.8	247.2	-0.3
HE&S	Sales	987.6	935.8	-18.0
	Operating income	93.2	89.3	-15.1
IP&S	Sales	493.5	516.1	-1.6
	Operating income	68.1	82.1	-1.5
MC	Sales	570.8	387.5	-2.8
	Operating income (loss)	17.0	(56.1)	+2.8
Semiconductors	Sales	683.6	687.0	-2.3
	Operating income	165.4	123.6	-1.9

In addition, sales for the Music segment were 594.7 billion yen, essentially flat year-on-year and as well as essentially flat on a constant currency basis. In the Pictures segment, sales decreased 2% year-on-year to 692.7 billion yen, an approximate 2% decrease on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the current nine months. For SME and Sony/ATV in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the current nine months to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: During the current nine months, there was a net cash inflow of 901.4 billion yen from operating activities, an increase of 242.0 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 605.0 billion yen, an increase of 227.2 billion yen year-on-year. This increase was primarily due to a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net, (gain) loss on securities investments, net, and deferred income taxes), as well as smaller increases in notes, accounts receivable and trade and contract assets.

The Financial Services segment had a net cash inflow of 312.7 billion yen, an increase of 17.1 billion yen year-on-year. This increase was primarily due to a year-on-year increase in net income after taking into account non-cash adjustments such as depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs.

Investing Activities: During the current nine months, Sony used 1,035.0 billion yen of net cash in investing activities, an increase of 467.7 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 429.4 billion yen, an increase of 287.9 billion yen year-on-year. This increase was mainly due to a payment for the purchase of the approximately 60% equity interest of EMI and payments for fixed asset purchases including semiconductor manufacturing equipment, partially offset by cash inflow from the sale of certain shares of Spotify.

The Financial Services segment used 605.6 billion yen of net cash in investing activities, an increase of 180.8 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

Financing Activities: Net cash outflow by financing activities during the current nine months was 24.2 billion yen, compared to a net cash inflow of 265.2 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 410.3 billion yen net cash outflow, an increase of 372.2 billion yen year-on-year. This increase was mainly due to the redemption of straight bonds as well as the repayment of long-term debt, partial payment of debt assumed in connection with the consolidation of EMI and a payment for the acquisition of the 25.1% equity interest in Nile Acquisition LLC in the current nine months.

In the Financial Services segment, there was a 369.7 billion yen net cash inflow, an increase of 81.5 billion yen year-on-year. This increase was primarily due to an increase in short-term borrowings at Sony Life and a larger increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2018 was 1,480.8 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 1,010.8 billion yen at December 31, 2018, a decrease of 182.3 billion yen compared with the balance as of March 31, 2018, and an increase of 109.3 billion yen, compared with the balance as of December 31, 2017. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 467.0 billion yen at December 31, 2018, an increase of 76.8 billion yen compared with the balance as of March 31, 2018, and an increase of 42.6 billion yen compared with the balance as of December 31, 2017.

* Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Cash flows from operating activities:
Net income (loss)	99,059	85,074	468,111	796,615	552,097	865,247
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	47,887	68,611	210,300	209,794	258,187	278,405
Amortization of film costs	-	-	259,709	232,138	259,709	232,138
Other operating (income) expense, net	33	51	(40,165)	(99,802)	(40,131)	(99,751)
(Gain) loss on marketable securities and securities investments, net	(109,675)	43,780	324	(80,130)	(109,351)	(36,350)
Changes in assets and liabilities:
(Increase) decrease in notes, and accounts receivable, trade and contract assets	(3,165)	(855)	(484,877)	(287,995)	(488,285)	(290,046)
(Increase) decrease in inventories	-	-	(88,954)	7,252	(88,954)	7,252
(Increase) decrease in film costs	-	-	(279,082)	(296,276)	(279,082)	(296,276)
Increase (decrease) in notes and accounts payable, trade	-	-	90,484	124,026	90,484	124,026
Increase (decrease) in future insurance policy benefits and other	424,084	290,626	-	-	424,084	290,626
(Increase) decrease in deferred insurance acquisition costs	(65,248)	(68,092)	-	-	(65,248)	(68,092)
(Increase) decrease in marketable securities held in the life insurance business	(64,727)	(68,579)	-	-	(64,727)	(68,579)
Other	(32,631)	(37,890)	241,998	(603)	210,574	(37,236)

Net cash provided by (used in) operating activities	295,617	312,726	377,848	605,019	659,357	901,364

Cash flows from investing activities:
Payments for purchases of fixed assets	(10,553)	(13,849)	(179,240)	(216,169)	(189,780)	(230,008)
Payments for investments and advances	(671,982)	(808,017)	(16,456)	(40,930)	(688,508)	(848,947)
Proceeds from sales or return of investments and collections of advances	257,582	216,013	5,404	85,172	262,056	301,185
Other	157	246	48,801	(257,479)	48,952	(257,231)

Net cash provided by (used in) investing activities	(424,796)	(605,607)	(141,491)	(429,406)	(567,280)	(1,035,001)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	157,271	189,714	(12,094)	(316,339)	145,176	(126,622)
Increase (decrease) in deposits from customers, net	154,374	205,990	-	-	154,374	205,990
Dividends paid	(23,921)	(26,100)	(27,750)	(38,081)	(27,750)	(38,081)
Other	457	113	1,750	(55,840)	(6,612)	(65,461)

Net cash provided by (used in) financing activities	288,181	369,717	(38,094)	(410,260)	265,188	(24,174)

Effect of exchange rate changes on cash and cash equivalents	-	-	10,179	49,499	10,179	49,499

Net increase (decrease) in cash and cash equivalents including restricted	159,002	76,836	208,442	(185,148)	367,444	(108,312)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	268,382	393,133	700,242	1,199,805	968,624	1,592,938

Cash and cash equivalents, including restricted, at end of the period	427,384	469,969	908,684	1,014,657	1,336,068	1,484,626

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	7,143	3,810	7,143	3,810

Cash and cash equivalents at end of the period	427,384	469,969	901,541	1,010,847	1,328,925	1,480,816

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 19, 2018. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 19, 2018.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

Research and development costs for the nine months ended December 31, 2018 totaled 345.0 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 19, 2018. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating activities, cash flow from investing activities (including asset sales) and the cash balance; however, as needed, Sony has demonstrated the ability to procure funds from financial and capital markets. In the event financial and capital markets become illiquid, based on its current forecasts, Sony could sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its cash balance.

Sony procures funds mainly from the financial and capital markets through Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a subsidiary in the U.S.

In order to meet working capital requirements, Sony Corporation, SGTS and SCC maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. The borrowing limits under the CP program, translated into yen, were 1,055.0 billion yen in total for Sony Corporation, SGTS and SCC as of December 31, 2018.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 522.0 billion yen in unused committed lines of credit as of December 31, 2018. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2020, a 1.7 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2023, and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2020. In the above-mentioned yen committed line with a syndicate of Japanese banks and multi-currency committed line with a syndicate of foreign banks, Sony Corporation and SGTS are the borrowers. In the above-mentioned multi-currency committed line with a syndicate of Japanese banks, Sony Corporation, SGTS and SCC are the borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended December 31, 2018.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 19, 2018.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

  i) Total Number of Shares

  1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

  2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2018)	As of the filing date of the Quarterly Securities Report (February 7, 2019)
Common stock	1,270,707,442	1,270,854,942	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,270,707,442	1,270,854,942	—	—

  Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report (Shihanki Houkokusho) does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of unsecured convertible bonds with SARs (6th series)) during February 2019, the month in which this Quarterly Securities Report was filed.

ii) Stock Acquisition Rights

  Note for readers of this English translation:

  The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2018. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

https://www.sec.gov/Archives/edgar/data/313838/000115752318002196/a51890359.htm

Stock acquisition rights issued during the three months ended December 31, 2018

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The thirty-eighth series of Common Stock Acquisition Rights (October 30, 2018)	15,054	1,505,400
The thirty-ninth series of Common Stock Acquisition Rights (October 30, 2018)	14,019	1,401,900

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From October 1 to December 31, 2018	644	1,270,707	1,358	873,283	1,358	1,086,976

Notes:

1.	The increase mentioned above is due to the exercise of SARs and the issuance of new shares of restricted stock as compensation.
2.

Upon the exercise of SARs during the period from January 1, 2019 to January 31, 2019, the total number of shares issued increased by 148 thousand shares, and the amount of common stock and the legal capital surplus each increased by 309 million yen.

v) Status of Major Shareholders

(As of December 31, 2018)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	119,898	9.44
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	78,737	6.20
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	59,097	4.65
JP Morgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	44,952	3.54
SSBTC CLIENT OMNIBUS ACCOUNT *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	31,300	2.47
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	26,306	2.07
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	21,334	1.68
J.P. MORGAN BANK LUXEMBOURG S.A. 1300000 *3 (Local Custodian: Mizuho Bank, Ltd.)	Senningerberg, Luxembourg (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,843	1.64
JP Morgan Chase Bank 385151 *3 (Local Custodian: Mizuho Bank, Ltd.)	London, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	19,116	1.51
Japan Trustee Services Bank, Ltd. (Trust account 7) *2	1-8-11, Harumi, Chuo-ku, Tokyo	17,992	1.42
Total		439,574	34.62

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.

Sumitomo Mitsui Trust Bank, Limited filed an “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of December 20, 2018 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held shares of the Company as of December 14, 2018 as provided in the below table. As of December 31, 2018, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	71,543	5.63
5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that it held shares of the Company as of March 15, 2017 as provided in the below table. As of December 31, 2018, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of December 31, 2018)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,167,800	—	—
Shares with full voting rights (Others)	1,267,571,900	12,675,719	—
Shares constituting less than one full unit	1,967,742	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,270,707,442	—	—
Total voting rights held by all shareholders	—	12,675,719	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of December 31, 2018)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,167,800	—	1,167,800	0.09
Total	—	1,167,800	—	1,167,800	0.09

Note:

In addition to the 1,167,800 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2018 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is as follows:

i) Retired Director

Through a press release issued on July 2, 2018, the Company communicated the unfortunate passing of Nicholas Donatiello, Jr. on June 27, 2018.

Title	Position	Name	Date of Retirement
Director	Compensation Committee Member	Nicholas Donatiello, Jr.	June 27, 2018 (Deceased)

ii) Change of Position

Title	Position after Change	Position before Change	Name	Date of Change
Director	Nominating Committee Member, Compensation Committee Member	Nominating Committee Member	John V. Roos	July 31, 2018

iii) The number of male and female Directors and Corporate Executive Officers after the change

   The Directors and Corporate Executive Officers are composed of 14 males and 2 females.

   (The percentage of female Directors and Corporate Executive Officers is 12.5%.)

IV        Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2018	At December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	1,586,329	1,480,816
Marketable securities	1,176,601	1,199,327
Notes and accounts receivable, trade and contract assets	1,061,442	1,390,671
Allowance for doubtful accounts	(48,663)	(24,597)
Inventories	692,937	676,051
Other receivables	190,706	240,516
Prepaid expenses and other current assets	516,744	518,748
Total current assets	5,176,096	5,481,532
Film costs	327,645	414,428
Investments and advances:
Affiliated companies	157,389	161,630
Securities investments and other	10,598,669	11,290,479
	10,756,058	11,452,109
Property, plant and equipment:
Land	84,358	84,382
Buildings	655,434	686,003
Machinery and equipment	1,798,722	1,859,793
Construction in progress	38,295	29,640
	2,576,809	2,659,818
Less – Accumulated depreciation	1,837,339	1,902,028
	739,470	757,790
Other assets:
Intangibles, net	527,168	924,399
Goodwill	530,492	762,408
Deferred insurance acquisition costs	586,670	594,940
Deferred income taxes	96,772	201,326
Other	325,167	333,208
	2,066,269	2,816,281
Total assets	19,065,538	20,922,140

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2018	At December 31, 2018
LIABILITIES
Current liabilities:
Short-term borrowings	496,093	674,962
Current portion of long-term debt	225,522	167,326
Notes and accounts payable, trade	468,550	597,499
Accounts payable, other and accrued expenses	1,514,433	1,752,074
Accrued income and other taxes	145,905	208,652
Deposits from customers in the banking business	2,159,246	2,280,654
Other	610,792	660,819
Total current liabilities	5,620,541	6,341,986
Long-term debt	623,451	549,045
Accrued pension and severance costs	394,504	385,540
Deferred income taxes	449,863	484,334
Future insurance policy benefits and other	5,221,772	5,520,203
Policyholders’ account in the life insurance business	2,820,702	2,902,319
Other	278,338	283,095
Total liabilities	15,409,171	16,466,522
Redeemable noncontrolling interest	9,210	8,490
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2018–Shares authorized: 3,600,000,000, shares issued: 1,266,552,149	865,678
At December 31, 2018–Shares authorized: 3,600,000,000, shares issued: 1,270,707,442		873,283
Additional paid-in capital	1,282,577	1,267,200
Retained earnings	1,440,387	2,257,739
Accumulated other comprehensive income –
Unrealized gains on securities, net	126,191	115,910
Unrealized losses on derivative instruments, net	(1,242)	(1)
Pension liability adjustment	(296,444)	(289,435)
Foreign currency translation adjustments	(445,251)	(439,223)
	(616,746)	(612,749)
Treasury stock, at cost
Common stock
At March 31, 2018–1,127,101 shares	(4,530)
At December 31, 2018–1,167,866 shares		(4,670)
	2,967,366	3,780,803
Noncontrolling interests	679,791	666,325
Total equity	3,647,157	4,447,128
Total liabilities and equity	19,065,538	20,922,140

  The accompanying notes are an integral part of these statements.

  (ii)     Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2017	2018
Sales and operating revenue:
Net sales	5,573,273	5,632,057
Financial services revenue	950,292	846,363
Other operating revenue	69,396	59,769
	6,592,961	6,538,189
Costs and expenses:
Cost of sales	3,957,700	3,916,607
Selling, general and administrative	1,159,190	1,176,915
Financial services expenses	810,967	728,246
Other operating income, net	(40,131)	(99,751)
	5,887,726	5,722,017
Equity in net income (loss) of affiliated companies	7,441	(4,667)
Operating income	712,676	811,505
Other income:
Interest and dividends	16,556	15,741
Gain on sale of securities investments, net	1,479	-
Gain on equity securities, net	-	79,937
Foreign exchange gain, net	-	1,174
Other	2,529	4,121
	20,564	100,973
Other expenses:
Interest	10,782	10,704
Loss on devaluation of securities investments	1,803	-
Foreign exchange loss, net	25,154	-
Other	4,923	2,760
	42,662	13,464
Income before income taxes	690,578	899,014
Income taxes	138,481	33,767
Net income	552,097	865,247
Less - Net income attributable to noncontrolling interests	44,477	36,837
Net income attributable to Sony Corporation’s stockholders	507,620	828,410

	Yen
	Nine months ended December 31
	2017	2018
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	401.76	653.09
– Diluted	393.05	638.89

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2017	2018
Sales and operating revenue:
Net sales	2,279,714	2,220,123
Financial services revenue	371,498	161,630
Other operating revenue	21,105	20,052
	2,672,317	2,401,805
Costs and expenses:
Cost of sales	1,607,962	1,581,376
Selling, general and administrative	415,532	430,025
Financial services expenses	315,404	123,756
Other operating income, net	(13,119)	(112,809)
	2,325,779	2,022,348
Equity in net income (loss) of affiliated companies	4,299	(2,469)
Operating income	350,837	376,988
Other income:
Interest and dividends	3,519	6,436
Gain on sale of securities investments, net	833	-
Foreign exchange gain, net	-	5,085
Other	1,531	1,927
	5,883	13,448
Other expenses:
Interest	3,536	3,510
Loss on devaluation of securities investments	1,324	-
Loss on equity securities, net	-	44,777
Foreign exchange loss, net	5,888	-
Other	2,853	1,619
	13,601	49,906
Income before income taxes	343,119	340,530
Income taxes	28,234	(100,723)
Net income	314,885	441,253
Less - Net income attributable to noncontrolling interests	18,988	12,291
Net income attributable to Sony Corporation’s stockholders	295,897	428,962

	Yen
	Three months ended December 31
	2017	2018
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	234.08	337.97
– Diluted	228.91	330.77

The accompanying notes are an integral part of these statements.

  (iii)     Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2017	2018
Net income	552,097	865,247
Other comprehensive income, net of tax —
Unrealized gains on securities	7,030	3,920
Unrealized gains on derivative instruments	150	1,241
Pension liability adjustment	7,009	7,085
Foreign currency translation adjustments	33,742	4,305
Total comprehensive income	600,028	881,798
Less – Comprehensive income attributable to noncontrolling interests	48,959	33,865
Comprehensive income attributable to Sony Corporation’s stockholders	551,069	847,933

	Yen in millions
	Three months ended December 31
	2017	2018
Net income	314,885	441,253
Other comprehensive income, net of tax —
Unrealized gains on securities	11,688	24,986
Unrealized gains (losses) on derivative instruments	(79)	326
Pension liability adjustment	2,365	2,342
Foreign currency translation adjustments	3,655	(36,160)
Total comprehensive income	332,514	432,747
Less – Comprehensive income attributable to noncontrolling interests	21,603	20,634
Comprehensive income attributable to Sony Corporation’s stockholders	310,911	412,113

  The accompanying notes are an integral part of these statements.

  (iv)     Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2017	2018
Cash flows from operating activities:
Net income	552,097	865,247
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	258,187	278,405
Amortization of film costs	259,709	232,138
Accrual for pension and severance costs, less payments	3,948	(5,601)
Other operating income, net	(40,131)	(99,751)
(Gain) loss on securities investments, net (other than financial services business)	324	(80,130)
(Gain) loss on marketable securities and securities investments held in the financial services business, net	(109,675)	43,780
Deferred income taxes	(4,551)	(150,648)
Equity in net (income) loss of affiliated companies, net of dividends	(2,125)	7,628
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(488,285)	(290,046)
(Increase) decrease in inventories	(88,954)	7,252
Increase in film costs	(279,082)	(296,276)
Increase in notes and accounts payable, trade	90,484	124,026
Increase in accrued income and other taxes	70,983	67,644
Increase in future insurance policy benefits and other	424,084	290,626
Increase in deferred insurance acquisition costs	(65,248)	(68,092)
Increase in marketable securities held in the life insurance business	(64,727)	(68,579)
Increase in other current assets	(25,633)	(25,948)
Increase in other current liabilities	189,524	167,892
Other	(21,572)	(98,203)
Net cash provided by operating activities	659,357	901,364

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2017	2018
Cash flows from investing activities:
Payments for purchases of fixed assets	(189,780)	(230,008)
Proceeds from sales of fixed assets	15,095	13,463
Payments for investments and advances by financial services business	(671,982)	(808,017)
Payments for investments and advances (other than financial services business)	(16,526)	(40,930)
Proceeds from sales or return of investments and collections of advances by financial services business	256,652	216,013
Proceeds from sales or return of investments and collections of advances (other than financial services business)	5,404	2,705
Payment for EMI Music Publishing acquisition, net of cash acquired	-	(244,197)
Proceeds from sales of businesses	44,624	-
Proceeds related to sales of Spotify Technology S.A. Shares	-	82,467
Other	(10,767)	(26,497)
Net cash used in investing activities	(567,280)	(1,035,001)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	92,833	70,958
Payments of long-term debt	(20,570)	(378,047)
Increase in short-term borrowings, net	72,913	180,467
Increase in deposits from customers in the financial services business, net	154,374	205,990
Dividends paid	(27,750)	(38,081)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	-	(32,041)
Other	(6,612)	(33,420)
Net cash provided by (used in) financing activities	265,188	(24,174)
Effect of exchange rate changes on cash and cash equivalents, including restricted	10,179	49,499
Net increase (decrease) in cash and cash equivalents, including restricted	367,444	(108,312)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,938
Cash and cash equivalents, including restricted, at end of the period	1,336,068	1,484,626
Less - restricted cash and cash equivalents, included in other current assets and other assets	7,143	3,810
Cash and cash equivalents at end of the period	1,328,925	1,480,816

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Revenue from contracts with customers -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Sony adopted the updated guidance from fiscal year beginning April 1, 2018 on a modified retrospective method. Under this method, Sony applied the new guidance to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.

Although the adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP. The more significant of these areas are as follows:

In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.

In the Mobile Communications (“MC”) segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.

In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

The following chart illustrates the amounts by which each summarized income statement line item was affected by the adoption of the new revenue guidance:

	Yen in millions
	Nine Months Ended December 31, 2018
	As Reported	Adjustments	Without Adoption of New Revenue Guidance
Sales and operating revenue	6,538,189	731	6,537,458
Costs of sales	3,916,607	(11,596)	3,928,203
Selling, general and administrative	1,176,915	1,568	1,175,347
Others	633,162	-	633,162

Operating income	811,505	10,759	800,746

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This ASU is effective for Sony as of April 1, 2018. As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings. In addition, changes in value due to the revaluation of equity securities held in the Financial Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above new guidance were as follows:

	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU2014-09	ASU2016-01	ASU2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	-	-	1,058,449
Allowance for doubtful accounts and sales returns *	(48,663)	25,114	-	-	(23,549)
Inventories	692,937	(12,404)	-	-	680,533
Other receivables	190,706	9,628	-	-	200,334
Prepaid expenses and other current assets	516,744	(5,520)	-	-	511,224
Film costs	327,645	7,647	-	-	335,292
Other assets:
Deferred income taxes	96,772	(326)	-	-	96,446
Other	325,167	1,068	-	-	326,235
Total assets	19,065,538	22,214	-	-	19,087,752
LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	-	-	1,511,143
Other *	610,792	31,777	-	-	642,569
Deferred income taxes	449,863	-	-	(14,680)	435,183
Other	278,338	10,525	-	-	288,863
Total liabilities	15,409,171	39,012	-	(14,680)	15,433,503
EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Unrealized gains on securities, net	126,191	-	(15,526)	-	110,665
Noncontrolling interests	679,791	-	-	5,432	685,223
Total equity	3,647,157	(16,798)	-	14,680	3,645,039
Total liabilities and equity	19,065,538	22,214	-	-	19,087,752

* Under the new guidance, Sony presents sales returns as a liability instead of as a contra-asset allowance. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated balance sheet.

Classification of certain cash receipts and cash payments -

In August 2016, the FASB issued ASU 2016-15, which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Restricted Cash -

In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows. This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet. This ASU is effective for Sony as of April 1, 2018. This ASU is required to be applied on a retrospective basis. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01, which clarifies the definition of a business. The ASU requires an entity first to determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity then must evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs -

In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs. The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization. This ASU is effective for Sony as of April 1, 2018. This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the nine and three months ended December 31, 2017 have been made to conform to the presentation for the nine and three months ended December 31, 2018.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows. Sony has adopted ASU 2016-01 from April 1, 2018, and as a result, the available-for-sale classification is eliminated for equity securities as of December 31, 2018.

	Yen in millions
	March 31, 2018				December 31, 2018
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,227,139	182,830	(359)	1,409,610	1,370,470	184,408	(121)	1,554,757

Japanese local government bonds	67,574	107	(112)	67,569	81,339	78	(154)	81,263

Japanese corporate bonds	199,880	9,844	(1,016)	208,708	211,671	11,021	(777)	221,915

Foreign government bonds	72,204	622	(3,287)	69,539	144,493	3,123	(2,109)	145,507

Foreign corporate bonds	365,457	1,649	(641)	366,465	344,743	723	(615)	344,851

Other	99,349	1	(0)	99,350	184,874	2,156	(0)	187,030

	2,031,603	195,053	(5,415)	2,221,241	2,337,590	201,509	(3,776)	2,535,323

Equity securities	55,676	71,723	(776)	126,623	-	-	-	-

Held-to-maturity securities:
Japanese national government bonds *1	5,892,868	1,635,036	(20,890)	7,507,014	6,018,390	1,657,228	(15,500)	7,660,118

Japanese local government bonds	3,850	413	-	4,263	3,639	384	-	4,023

Japanese corporate bonds	345,818	16,912	(17,390)	345,340	401,849	20,355	(14,526)	407,678

Foreign government bonds *2	300,220	8,310	(18,570)	289,960	360,620	6,733	(20,913)	346,440

Foreign corporate bonds	198	13	-	211	198	11	-	209

	6,542,954	1,660,684	(56,850)	8,146,788	6,784,696	1,684,711	(50,939)	8,418,468

Total	8,630,233	1,927,460	(63,041)	10,494,652	9,122,286	1,886,220	(54,715)	10,953,791

*1.	As of December 31, 2018, held-to-maturity securities include 300,316 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.
*2.	As of December 31, 2018, held-to-maturity securities include 84,040 million yen of pledged Foreign government bonds as collateral for short-term repurchase agreements.

During the nine months ended December 31, 2018, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 68,340 million yen due to the sale of equity securities and net unrealized losses of 31,170 million yen due to revaluation of equity securities held at the end of the period for the third quarter of the fiscal year ending March 31, 2019. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income. Included in the gains noted above were gains recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

On April 3, 2018, Spotify was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the nine months ended December 31, 2018, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds. The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income. The payments to its artists and distributed labels are included within other in the investing activities section of the consolidated statement of cash flows.

The remaining shares retained as of December 31, 2018 have a gross fair value of 64,558 million yen (582 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 38,363 million yen (365 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows. Sony has adopted ASU 2016-01 from April 1, 2018, and as a result, equity securities which were previously included in the trading securities category are included in the equity securities category as of December 31, 2018.

	Yen in millions
	March 31, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	712,113	335,949	-	1,048,062	1,048,062	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,409,610	-	1,409,610	20,473	1,389,137	-	-
Japanese local government bonds	-	67,569	-	67,569	8,548	59,021	-	-
Japanese corporate bonds	-	208,708	-	208,708	8,041	200,667	-	-
Foreign government bonds	-	69,539	-	69,539	-	69,539	-	-
Foreign corporate bonds	-	338,587	27,878	366,465	88,228	278,237	-	-
Other	-	15,736	83,614	99,350	-	99,350	-	-
Equity securities	126,330	293	-	126,623	-	126,623	-	-
Other investments *1	6,192	5,099	9,104	20,395	-	20,395	-	-
Derivative assets *2, *3	2,194	37,332	-	39,526	-	-	37,003	2,523

Total assets	846,829	2,488,422	120,596	3,455,847	1,173,352	2,242,969	37,003	2,523

Liabilities:
Derivative liabilities *2, *3	1,407	34,317	-	35,724	-	-	20,550	15,174

Total liabilities	1,407	34,317	-	35,724	-	-	20,550	15,174

	Yen in millions
	December 31, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	22,800	205,453	-	228,253	228,253	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,554,757	-	1,554,757	17,711	1,537,046	-	-
Japanese local government bonds	-	81,263	-	81,263	7,664	73,599	-	-
Japanese corporate bonds	-	221,915	-	221,915	13,639	208,276	-	-
Foreign government bonds	-	145,507	-	145,507	3,975	141,532	-	-
Foreign corporate bonds	-	341,843	3,008	344,851	71,688	273,163	-	-
Other	-	30,960	156,070	187,030	-	187,030	-	-
Equity securities	911,439	119,489	-	1,030,928	851,329	179,599	-	-
Other investments *1	5,232	2,007	13,473	20,712	-	20,712	-	-
Derivative assets *2, *3	9,736	12,712	-	22,448	-	-	20,678	1,770

Total assets	949,207	2,715,906	172,551	3,837,664	1,194,259	2,620,957	20,678	1,770

Liabilities:
Derivative liabilities *2, *3	5,233	16,822	-	22,055	-	-	9,211	12,844

Total liabilities	5,233	16,822	-	22,055	-	-	9,211	12,844

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. The circumstances include when long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when the estimated undiscounted future cash flows are determined to be less than the carrying value of the asset or asset group. Sony recorded an impairment loss of 17,397 million yen for the nine months ended December 31, 2018, included within the MC segment, related to long-lived assets in the smartphone business asset group. In light of smartphone sales results for the second quarter ended September 30, 2018, as well as the expectation of continued difficulty in the business environment thereafter, Sony conducted reviews of its future profitability forecast for the smartphone business in the MC segment. Following these reviews, Sony reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the periods applicable to the impairment determination, resulting in an impairment charge for the nine months ended December 31, 2018. These measurements are classified as level 3 because significant unobservable inputs, such as conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurement.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2017 and 2018 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2017	2,497,246	638,176	3,135,422
Issuance of new shares	842	-	842
Exercise of stock acquisition rights	6,008	-	6,008
Conversion of convertible bonds	16	-	16
Stock-based compensation	1,320	-	1,320
Comprehensive income:
Net income	507,620	44,477	552,097
Other comprehensive income, net of tax —
Unrealized gains on securities	4,698	2,332	7,030
Unrealized gains on derivative instruments	150	-	150
Pension liability adjustment	6,987	22	7,009
Foreign currency translation adjustments	31,614	2,128	33,742

Total comprehensive income	551,069	48,959	600,028

Dividends declared	(15,794)	(14,473)	(30,267)
Transactions with noncontrolling interests shareholders and other	(814)	2,392	1,578

Balance at December 31, 2017	3,039,893	675,054	3,714,947

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2018	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs	(7,550)	5,432	(2,118)
Issuance of new shares	862	-	862
Exercise of stock acquisition rights	14,334	-	14,334
Conversion of convertible bonds	14	-	14
Stock-based compensation	451	-	451
Comprehensive income:
Net income	828,410	36,837	865,247
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	5,245	(1,325)	3,920
Unrealized gains on derivative instruments	1,241	-	1,241
Pension liability adjustment	7,009	76	7,085
Foreign currency translation adjustments	6,028	(1,723)	4,305

Total comprehensive income	847,933	33,865	881,798

Dividends declared	(19,034)	(28,632)	(47,666)
Transactions with noncontrolling interests shareholders and other	(23,573)	(24,131)	(47,704)

Balance at December 31, 2018	3,780,803	666,325	4,447,128

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2017 and 2018.

In July 2018, Sony Corporation of America acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate. A total of 287.5 million U.S. dollars was paid to the Estate for the acquisition, which payment also includes reimbursement of various expenses and costs related to the acquisition. The difference between cash consideration paid of 287.5 million U.S. dollars and the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 295.9 million U.S. dollars. As a result of the acquisition, Nile became a wholly-owned subsidiary of Sony.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the nine months ended December 31, 2017 and 2018 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	7,897	(149)	(117)	36,505	44,136
Amounts reclassified out of accumulated other comprehensive income	(867)	299	7,126	(2,763)	3,795

Net current-period other comprehensive income	7,030	150	7,009	33,742	47,931
Less: Other comprehensive income attributable to noncontrolling interests	2,332	-	22	2,128	4,482

Balance at December 31, 2017	131,333	92	(301,749)	(404,996)	(575,320)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU2016-01	(15,526)	-	-	-	(15,526)
Other comprehensive income before reclassifications	4,007	2,334	(39)	6,840	13,142
Amounts reclassified out of accumulated other comprehensive income	(87)	(1,093)	7,124	(2,535)	3,409

Net current-period other comprehensive income	3,920	1,241	7,085	4,305	16,551
Less: Other comprehensive income attributable to noncontrolling interests	(1,325)	-	76	(1,723)	(2,972)

Balance at December 31, 2018	115,910	(1)	(289,435)	(439,223)	(612,749)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2017 and 2018 is as follows:

	Yen in millions
	Nine months ended December 31
	2017	2018
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	507,620	828,410

	Thousands of shares
Weighted-average shares outstanding	1,263,485	1,268,455
Effect of dilutive securities:
Stock acquisition rights	4,051	4,217
Zero coupon convertible bonds	23,961	23,967

Weighted-average shares for diluted EPS computation	1,291,497	1,296,639

	Yen
Basic EPS	401.76	653.09

Diluted EPS	393.05	638.89

Potential shares of common stock that were excluded from the computation of diluted EPS for the nine months ended December 31, 2017 and 2018 were 2,946 thousand shares and 4,320 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2017 and 2018 when the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended December 31
	2017	2018
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	295,897	428,962

	Thousands of shares
Weighted-average shares outstanding	1,264,083	1,269,243
Effect of dilutive securities:
Stock acquisition rights	4,572	3,631
Zero coupon convertible bonds	23,960	23,966

Weighted-average shares for diluted EPS computation	1,292,615	1,296,840

	Yen
Basic EPS	234.08	337.97

Diluted EPS	228.91	330.77

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended December 31, 2017 and 2018 were 2,946 thousand shares and 4,320 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2017 and 2018 when the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Contract assets and contract liabilities are composed of the following:

	Yen in millions
	April 1, 2018	December 31, 2018
Contract assets	15,241	18,143
Contract liabilities *	258,327	292,261

* Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 187,773 million yen were recognized during the nine months ended December 31, 2018, which were included in the balance of contract liabilities at April 1, 2018.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 10.

7.	Reversal of valuation allowances of Sony Americas Holding Inc. and its U.S. consolidated tax filing group

Sony provides a valuation allowance for its deferred tax assets, which includes net operating losses, temporary differences and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction. As of December 31, 2018, Sony Americas Holding Inc. and its U.S. consolidated tax filing group has continued its profitable trend, primarily as a result of the Game & Network Services (“G&NS”) segment and the Music segment. Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended December 31, 2018, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in the U.S., primarily, net operating losses, temporary differences and certain tax credits, and recorded a tax benefit of 154,201 million yen. Valuation allowances continue to be recorded on the remaining U.S. deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

8.	Acquisition of EMI Music Publishing

On November 14, 2018, Sony Corporation of America, Sony’s wholly-owned subsidiary, completed the acquisition of the entirety of the approximately 60% equity interest held by the investor consortium led by the Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, for the equity purchase price of 257,168 million yen (2,269 million U.S. dollars), which includes payments related to warrants and management equity plans. Sony paid all the consideration in cash upon the acquisition. As a result of this acquisition, EMI has become a wholly-owned subsidiary of Sony. This acquisition aims to allow Sony to build upon its music publishing library by providing the Company with full ownership of the EMI music publishing catalog which was being administered by Sony’s wholly-owned music publishing subsidiary, Sony/ATV Music Publishing. Sony’s consolidated income statements for both the three and nine months ended December 31, 2018 include revenue and operating income of 10,451 million yen (93 million U.S. dollars) and 1,910 million yen (17 million U.S. dollars), respectively, attributable to EMI since the date of acquisition.

Prior to the acquisition, Sony’s interest in EMI was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in EMI, Sony consolidated EMI using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed and residual goodwill of EMI. Sony remeasured the approximately 40% equity interest in EMI that Sony already owned prior to the acquisition at a fair value of 141,141 million yen (1,245 million U.S. dollars) which resulted in the recognition of a non-cash gain of 116,939 million yen (1,032 million U.S. dollars) recorded in other operating income, net for the three months ended December 31, 2018. Sony did not record any tax expense or deferred tax liability corresponding to this gain. Sony also assumed EMI’s existing interest-bearing debt of 148,621 million yen (1,311 million U.S. dollars) as a result of this acquisition, of which 108,942 million yen (961 million U.S. dollars) was repaid immediately from Sony’s existing cash.

The following table summarizes the fair values assigned to the assets and liabilities of EMI that were recorded in the Music segment. The purchase price allocation as of the date of the acquisition is based on a preliminary valuation and is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available. The primary areas of the purchase price allocation that are not yet finalized are related to the identifiable intangible assets, income taxes and residual goodwill.

Yen in millions
Cash and cash equivalents	12,971
Notes and accounts receivable, trade	32,287
Prepaid expenses and other current assets	10,746
Securities investments and other	1,478
Intangibles	424,954
Goodwill	226,932
Other	10,009

Total assets	719,377

Notes and accounts payable, trade	1,731
Accounts payable, other and accrued expenses	69,140
Accrued income and other taxes	2,723
Long-term debt	148,621
Accrued pension and severance costs	1,947
Deferred income taxes	91,338
Other	5,564

Total liabilities	321,064

Intangibles mainly consists of music publishing catalogues with weighted average amortization periods of 34 years. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Music segment.

The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and EMI as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2018:

	Yen in millions, Yen per share amounts
	Nine months ended December 31
	2017	2018
Net sales	6,644,342	6,593,588
Operating income	825,051	712,554
Net income attributable to Sony Corporation’s stockholders	596,768	723,520
Per share data:
— Basic EPS	472.32	570.39
— Diluted EPS	462.07	558.00

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net income attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2018 and should not be taken as indicative of Sony’s future consolidated net income attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes the elimination of equity in net income and consolidation of EMI, the adjustment of the gain from the remeasurement of the previously owned equity interest, incremental intangible asset amortization, net of the related tax effects and the adjustments of expenses incurred in relation to warrants and management equity plans.

9.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of December 31, 2018, the total unused portion of the lines of credit extended under these contracts was 30,179 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of December 31, 2018 amounted to 595,218 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of December 31, 2018, these subsidiaries were committed to make payments under such contracts of 97,010 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within six years. As of December 31, 2018, these subsidiaries were committed to make payments of 106,731 million yen under such contracts.

A subsidiary in the G&NS segment has entered into contracts for programming content. These contracts cover various periods mainly within a year. As of December 31, 2018, this subsidiary was committed to make payments of 18,006 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of December 31, 2018, Sony has committed to make payments of 173,751 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of December 31, 2018, Sony has committed to make payments of 128,982 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of December 31, 2018, Sony has committed to make payments of 12,510 million yen under such contracts.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several governmental agencies, including the DOJ, have ended, and the only remaining investigation has reached a settlement, which is subject to a final ruling from the relevant agency. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony Corporation and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of December 31, 2018 amounted to 2,576 million yen.

10.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Home Entertainment & Sound (“HE&S”) segment includes Televisions as well as Audio and Video businesses. The Imaging Products & Solutions (“IP&S”) segment includes the Still and Video Cameras business. The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses. The Semiconductors segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2017	2018
Sales and operating revenue:
Game & Network Services -
Customers	1,418,955	1,744,843
Intersegment	80,277	67,936

Total	1,499,232	1,812,779
Music -
Customers	582,180	583,289
Intersegment	11,387	11,388

Total	593,567	594,677
Pictures -
Customers	709,458	691,588
Intersegment	673	1,101

Total	710,131	692,689
Home Entertainment & Sound -
Customers	986,839	935,158
Intersegment	808	691

Total	987,647	935,849
Imaging Products & Solutions -
Customers	488,399	509,742
Intersegment	5,058	6,344

Total	493,457	516,086
Mobile Communications -
Customers	564,025	380,218
Intersegment	6,746	7,331

Total	570,771	387,549
Semiconductors -
Customers	584,389	601,066
Intersegment	99,165	85,946

Total	683,554	687,012
Financial Services -
Customers	950,292	846,363
Intersegment	5,363	5,881

Total	955,655	852,244
All Other -
Customers	286,307	238,139
Intersegment	44,335	35,254

Total	330,642	273,393
Corporate and elimination	(231,695)	(214,089)

Consolidated total	6,592,961	6,538,189

	Yen in millions
	Three months ended December 31
	2017	2018
Sales and operating revenue:
Game & Network Services -
Customers	681,649	759,109
Intersegment	36,317	31,504

Total	717,966	790,613
Music -
Customers	214,267	205,287
Intersegment	4,162	4,063

Total	218,429	209,350
Pictures -
Customers	260,050	276,340
Intersegment	267	397

Total	260,317	276,737
Home Entertainment & Sound -
Customers	429,604	388,705
Intersegment	243	119

Total	429,847	388,824
Imaging Products & Solutions -
Customers	179,112	185,636
Intersegment	1,990	2,357

Total	181,102	187,993
Mobile Communications -
Customers	215,141	134,978
Intersegment	2,402	2,243

Total	217,543	137,221
Semiconductors -
Customers	218,303	201,469
Intersegment	32,627	28,858

Total	250,930	230,327
Financial Services -
Customers	371,498	161,630
Intersegment	1,773	1,956

Total	373,271	163,586
All Other -
Customers	96,611	86,466
Intersegment	11,971	14,885

Total	108,582	101,351
Corporate and elimination	(85,670)	(84,197)

Consolidated total	2,672,317	2,401,805

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the IP&S segment and the MC segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2017	2018
Operating income (loss):
Game & Network Services	157,847	247,154
Music	96,878	210,701
Pictures	8,688	27,522
Home Entertainment & Sound	93,183	89,322
Imaging Products & Solutions	68,056	82,131
Mobile Communications	16,964	(56,074)
Semiconductors	165,370	123,575
Financial Services	139,109	117,635
All Other	(6,004)	11,440

Total	740,091	853,406
Corporate and elimination	(27,415)	(41,901)

Consolidated operating income	712,676	811,505

	Yen in millions
	Three months ended December 31
	2017	2018
Operating income (loss):
Game & Network Services	85,364	73,082
Music	39,342	147,096
Pictures	10,489	11,588
Home Entertainment & Sound	46,213	47,474
Imaging Products & Solutions	25,982	34,241
Mobile Communications	15,801	(15,502)
Semiconductors	60,558	46,510
Financial Services	56,287	37,894
All Other	2,255	6,104

Total	342,291	388,487
Corporate and elimination	8,546	(11,499)

Consolidated operating income	350,837	376,988

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year decrease in expenses, composed primarily of 3.1 billion yen for the nine months and 6.1 billion yen for the three months ended December 31, 2018 is included in the HE&S segment. However, because an increase in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the nine and three months ended December 31, 2018. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2017	2018
Game & Network Services
Network	718,695	1,068,354
Hardware and Others	700,260	676,489

Total	1,418,955	1,744,843

Music
Recorded Music	337,238	322,552
Music Publishing	54,693	71,274
Visual Media and Platform	190,249	189,463

Total	582,180	583,289

Pictures
Motion Pictures	302,005	318,221
Television Productions	201,514	178,323
Media Networks	205,939	195,044

Total	709,458	691,588

Home Entertainment & Sound
Televisions	700,403	642,513
Audio and Video	284,664	290,271
Other	1,772	2,374

Total	986,839	935,158

Imaging Products & Solutions
Still and Video Cameras	326,362	339,057
Other	162,037	170,685

Total	488,399	509,742

Mobile Communications	564,025	380,218
Semiconductors	584,389	601,066
Financial Services	950,292	846,363
All Other	286,307	238,139
Corporate	22,117	7,783

Consolidated total	6,592,961	6,538,189

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2017	2018
Game & Network Services
Network	300,407	433,704
Hardware and Others	381,242	325,405

Total	681,649	759,109

Music
Recorded Music	128,239	117,350
Music Publishing	18,334	30,374
Visual Media and Platform	67,694	57,563

Total	214,267	205,287

Pictures
Motion Pictures	106,931	140,319
Television Productions	82,227	64,426
Media Networks	70,892	71,595

Total	260,050	276,340

Home Entertainment & Sound
Televisions	301,476	264,258
Audio and Video	127,303	123,481
Other	825	966

Total	429,604	388,705

Imaging Products & Solutions
Still and Video Cameras	121,156	122,767
Other	57,956	62,869

Total	179,112	185,636

Mobile Communications	215,141	134,978
Semiconductors	218,303	201,469
Financial Services	371,498	161,630
All Other	96,611	86,466
Corporate	6,082	2,185

Consolidated total	2,672,317	2,401,805

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

	Yen in millions
	Nine months ended December 31
	2017	2018
Depreciation and amortization:
Game & Network Services	21,486	21,468
Music	12,833	14,666
Pictures	18,190	18,326
Home Entertainment & Sound	15,611	16,442
Imaging Products & Solutions	17,717	18,345
Mobile Communications, including contract costs	14,223	12,225
Semiconductors	73,394	81,254
Financial Services, including deferred insurance acquisition costs	47,887	68,611
All Other	4,385	3,542

Total	225,726	254,879

Corporate	32,461	23,526

Consolidated total	258,187	278,405

	Yen in millions
	Nine months ended December 31, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,816	-	1,816
Pictures	482	-	482
Home Entertainment & Sound	27	-	27
Imaging Products & Solutions	23	-	23
Mobile Communications	1,229	0	1,229
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	3,544	0	3,544

Consolidated total	7,121	0	7,121

	Yen in millions
	Nine months ended December 31, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,368	-	1,368
Pictures	4,139	-	4,139
Home Entertainment & Sound	-	-	-
Imaging Products & Solutions	-	-	-
Mobile Communications	2,907	9	2,916
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	3,429	-	3,429

Consolidated total	11,843	9	11,852

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended December 31
	2017	2018
Depreciation and amortization:
Game & Network Services	7,324	7,352
Music	4,444	5,799
Pictures	6,243	6,462
Home Entertainment & Sound	6,053	5,390
Imaging Products & Solutions	6,152	6,097
Mobile Communications, including contract costs	4,923	2,766
Semiconductors	24,955	28,256
Financial Services, including deferred insurance acquisition costs	15,506	35,173
All Other	815	1,186

Total	76,415	98,481

Corporate	11,810	8,098

Consolidated total	88,225	106,579

	Yen in millions
	Three months ended December 31, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,594	-	1,594
Pictures	39	-	39
Home Entertainment & Sound	8	-	8
Imaging Products & Solutions	2	-	2
Mobile Communications	538	-	538
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	911	-	911

Consolidated total	3,092	-	3,092

	Yen in millions
	Three months ended December 31, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	587	-	587
Pictures	1,549	-	1,549
Home Entertainment & Sound	-	-	-
Imaging Products & Solutions	-	-	-
Mobile Communications	2,072	5	2,077
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	2,660	-	2,660

Consolidated total	6,868	5	6,873

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2017	2018
Japan	1,991,848	1,817,418
United States	1,412,559	1,505,686
Europe	1,421,847	1,471,902
China	521,945	588,447
Asia-Pacific	819,837	728,443
Other Areas	424,925	426,293

Total	6,592,961	6,538,189

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2017	2018
Japan	775,569	516,579
United States	614,438	630,919
Europe	640,214	628,104
China	182,809	205,037
Asia-Pacific	293,992	266,425
Other Areas	165,295	154,741

Total	2,672,317	2,401,805

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2017 and 2018.

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 30, 2018 as below:

1. Total amount of interim cash dividends:

19,034 million yen

2. Amount of interim cash dividends per share:

15.00 yen

3. Payment date:

December 3, 2018

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2018.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Commitments, contingent liabilities and other”.